Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 10, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11231
FT Income Portfolio, Series 23
(the “Trust”)
CIK No. 1998077 File No. 333-275978

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes that the disclosure in first paragraph of the section entitled “Portfolio Selection Process” references hybrid asset ETFs in several instances. Please modify the third sentence of such paragraph to include a reference to hybrid asset ETFs.

Response:The Trust has revised its disclosure in accordance with the Staff’s comment.

2.Please clarify whether the reference to high-yield securities in the section entitled “Additional Portfolio Contents” pertains to something not included in the section entitled “Portfolio Selection Process.”

Response:The Trust confirms it will revise the “Additional Portfolio Contents” section to remove types of investments already disclosed in the “Portfolio Selection Process” section, if applicable. The Trust also notes that the prior series, FT 11042 (file no. 333-274478), had exposure to high-yield securities over 10%, which necessitated the inclusion of high-yield securities in the “Additional Portfolio Contents” section and principal risk disclosure.

3.If investment in distressed municipal bonds is a principal investment for the Trust, please add appropriate disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to distressed municipal bonds, relevant disclosure will be added to the Trust’s prospectus.

Risk Factors

4.If funds invest significantly in subprime residential mortgage loans, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

5.The Staff notes that the Trust’s disclosure states, “When selecting equity ETFs for the Trust, our research department emphasizes Funds with a focus on dividend-paying stocks across all market capitalizations.” If the Trust has exposure to small and/or mid capitalization companies, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to small and/or mid capitalization companies, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon